Exhibit 99.1

March 11, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re:  Announcement of Annual Financial Results for Atrium European Real Estate Limited

Below please find an announcement from Atrium European Real Estate Limited (a company in which Gazit-Globe Ltd. holds approximately 55% of its outstanding shares (and as of December 31, 2014, held approximately 41.2%)), whose shares are publicly-traded on the Vienna Stock Exchange in Austria and on the Euronext Stock Exchange in Amsterdam, Holland (dual listed) regarding its annual financial results for the year 2014, as published on March 11, 2015.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Atrium European Real Estate Limited

(“Atrium” or the “Group”)

FULL YEAR 2014 RESULTS REFLECT SUCCESSFUL DELIVERY OF GROWTH STRATEGY

Ad hoc announcement - Jersey, 11 March 2015. Atrium European Real Estate Limited (VSE/ Euronext: ATRS), a leading owner, operator and developer of retail real estate and shopping centres in Central and Eastern Europe, announces its results for the year ended 31 December 2014.

Financial Highlights:

•	Gross rental income (“GRI”) increased by 5.4% to €214.5m (2013: €203.5m), while net rental income (“NRI”) increased by 6.9% to €204.0m (2013: €190.8m)

•	EPRA like-for-like GRI and NRI were both broadly flat with marginal decreases of 0.6% to €189.1m (2013: €190.2m) and 0.8% to €179.6m (2013: €181.0m), respectively

•	Operating margin for the year was 95.1% (2013: 93.8%)

•	EPRA occupancy rate at 31 December 2014 remained high at 97.4% (31 December 2013: 98.1%)

•	EBITDA, excluding revaluation, disposals and impairments, increased by 8.5% to €174.0m (2013: €160.4m)

•	Loss before taxation of €37.0m, compared to a profit of €90.6m in 2013, as a result of a €168.1m devaluation (compared to €21.3m devaluation in 2013) of which €103.8m is attributable to the Russian income-producing portfolio and land bank and €33.5m to the Turkish land bank. The devaluation was partially offset by €13.2m growth in NRI and a €12.5m foreign exchange gain (compared to a €5.8m foreign exchange loss in 2013)

•	Company adjusted EPRA earnings per share increased by 7.2% to 35.9 €cents (2013: 33.5 €cents)

•	The value of the Group’s 153[1] standing investments grew by 10.0% to €2.6 billion, compared to €2.4 billion as at 31 December 2013. This includes the acquisition of two shopping centres (located in the Group’s core markets of Poland and the Czech Republic) for €205.1m in aggregate and the opening of Atrium Felicity shopping centre in Lublin, Poland, with a value of €118.2m, offset by portfolio devaluation of €94.1m

•	EPRA net asset value (“NAV”) per share slightly decreased to €6.08 compared to €6.43 at 31 December 2013

•	A total dividend of €0.24 per share was paid as a capital repayment in 2014

•	For 2015, the Board has approved a 12.5% increase in the dividend to at least €0.27 per share (subject to any legal and regulatory requirements and restrictions of commercial viability). The first payment of €0.0675 per share will be paid as a capital repayment on 31 March 2015 to shareholders on the register on 23 March 2015, with an ex-dividend date of 20 March 2015

1.	Including 72 standing investment properties in the Czech Republic classified as held for sale at 31 December 2014

Operational highlights during and after the period:

Investment properties

•	Progressed the Group’s strategy of acquiring assets in the CEE’s strongest regional economies and increasing the Group’s weighting towards the markets of Poland and the Czech Republic:

•	acquisition of the AFI Palác Paradubice shopping centre in Paradubice, Czech Republic for €83.1m;

•	acquisition of Focus Mall in Bydgoszcz, Poland for €122m; and

•	agreed acquisition of 75% interest in Arkady Pankrac shopping centre in Prague, Czech Republic for €162m announced in January 2015, with completion expected in Q2 2015

•	In January 2015, Atrium divested a portfolio of 72 smaller retail assets in the Czech Republic, for a consideration of €69m. The consideration comprised a cash payment of €60m with the balance satisfied through a secured vendor loan to the purchaser.

•	Achieved further progress with the strategy of monetising Atrium’s non-core and non-income producing development and land assets, with sales in Turkey, Bulgaria and Georgia for €71.4m in aggregate

•	Successful opening of the 74,100 sqm GLA Atrium Felicity shopping centre in Lublin, Poland, in March 2014

•	Commenced works on the €44.0m first stage extension of the Atrium Promenada centre in Warsaw, Poland in September

•	The 17,300 sqm extension to the Group’s Atrium Copernicus shopping centre in Torun is now complete and will open to the public for the first time tomorrow

Balance sheet

•	Cash position of €425.2m with borrowings of €1,068.1m as at 31 December 2014 (2013: €305.6m cash and €803.6m borrowings), representing a gross and net LTV of 36.1% and 21.7%, respectively, reflecting a conservatively positioned balance sheet

•	During the period, Atrium re-purchased bonds issued in 2005 and due in 2015, with a total nominal value of €39.4m and completed early repayments of two bank loans in Slovakia, totalling €41.0m

•	In October 2014, Atrium issued a €350 million unsecured eight year Eurobond, carrying a 3.625% coupon. The bond was rated BBB- by both S&P and Fitch, in line with Atrium’s corporate rating. Also in October 2014, Atrium obtained two five year revolving credit facilities, totalling €50m

Board of Directors and Group executive management team changes

•	Josip Kardun, the Group’s Chief Operating Officer and Deputy Chief Executive Officer, was appointed CEO as of 1 December 2014, succeeding Rachel Lavine who assumed the role of Executive Vice Chairman of the Board of Directors. In October 2014, Rudiger Dany became Group Chief Operating Officer

•	In January 2015, following Gazit-Globe’s acquisition of Apollo’s entire 13.87% shareholding, the two Directors of Atrium nominated by Apollo, Joseph Azrack and Roger Orf, resigned from the Board of Directors

•	In January 2015, Atrium also announced the appointment of Ryan Lee as its new Group Chief Financial Officer. Ryan will succeed Sona Hýbnerová, who has made the decision to leave the Group after 10 years in order to pursue other business opportunities. Ryan’s appointment becomes effective as of 1 April 2015

Commenting on the results, Josip Kardun, Group CEO, said: “In my first set of results as Atrium’s CEO, I am pleased to report another strong year of progress during which we made significant strides in both growing and reshaping the Group’s portfolio, while, once again, delivering growth across our main key performance indicators. Importantly, the €350 million of acquisitions and disposals we agreed or completed during the year, together with our development and asset management activities, have been fundamental to the successful progression of our strategy of increasing our weighting towards large dominant shopping centres in the CEE region’s strongest and most stable economies of Poland, the Czech Republic and Slovakia.

“Despite there being some on-going macroeconomic uncertainty across Europe and a prolongation of the very challenging market conditions in Russia, I believe that we are well placed for the future, with a strong balance sheet and an improving portfolio.”

This announcement is a summary of, and should be read in conjunction with, the full version of the Group’s 2014 results, which can be found on the Atrium page of the Vienna Börse website at http://en.wienerborse.at/ and on the Group’s page of the Euronext Amsterdam website, www.euronext.com or on the Group’s website at www.aere.com

Further information can be found on Atrium’s website www.aere.com or from:

Analysts: Ljudmila Popova	lpopova@aere.com

Press & Shareholders:

FTI Consulting Inc.	+44 (0)20 3727 1000

Richard Sunderland

Claire Turvey
atrium@fticonsulting.com

Atrium is established as a closed-end investment company incorporated and domiciled in Jersey and regulated by the Jersey Financial Services Authority as a certified Jersey listed fund, and is listed on both the Vienna Stock Exchange and the NYSE Euronext Amsterdam Stock Exchange. Appropriate professional advice should be sought in the case of any uncertainty as to the scope of the regulatory requirements that apply by reason of the above regulation and listings. All investments are subject to risk. Past performance is no guarantee of future returns. The value of investments may fluctuate. Results achieved in the past are no guarantee of future results.